

**Fourth Quarter 2006
Report to Shareholders**

For the Twelve Months Ended August 31, 2006

(Unaudited)

CORUS ENTERTAINMENT INC.
Fourth Quarter Report to Shareholders

TABLE OF CONTENTS

CORUS ENTERTAINMENT INC.
Fourth Quarter Report to Shareholders

(These highlights are derived from the unaudited consolidated financial statements)
(thousands of Canadian dollars except per share data)

	Three months ended August 31,		Twelve months ended August 31,	
	2006	2005	**2006**	2005
Revenues	**184,979**	175,279	**726,270**	683,069
Segment profit				
Radio	**15,844**	15,783	**68,352**	69,005
Television	**34,141**	30,756	**164,240**	140,782
Content	**2,637**	1,772	**5,553**	3,568
Corporate	**(7,851)**	(5,972)	**(23,998)**	(18,611)
Eliminations	**(256)**	232	**(28)**	567
	44,515	42,571	**214,119**	195,311
Net income	**46,642**	9,662	**35,471**	71,114
Earnings per share				
Basic	**$1.11**	$0.23	**$0.84**	$1.66
Diluted	**1.09**	0.22	**0.82**	1.65
Weighted average number of shares outstanding (in thousands)				
Basic	**41,961**	42,793	**42,461**	42,761
Diluted	**42,901**	43,412	**43,247**	43,095

Significant Events in the Quarter

- On June 1, 2006 the Company introduced its new direct-to-family broadband video storefront TreehouseDirect.
- On June 2, 2006 the Company announced that effective Wednesday, June 7, 2006, its ticker symbol on the Toronto Stock Exchange ("TSX") would be modified as part of a broader symbol change initiative previously announced by the TSX. The ticker symbol CJR.NV.B previously used on the TSX for the Company's Class B Non-Voting Shares was replaced by the ticker symbol CJR.B.
- On June 2, 2006 as part of Corus Entertainment's integrated multiplatform strategy, Treehouse announced that it will launch its new live-action preschool series *This is Emily Yeung* on mobile, online and on video-on-demand (VOD) prior to its broadcast premiere.
- On June 13, 2006 the Company announced that *Jane and the Dragon*, a Nelvana co-production, and Corus-supported series *ReGenesis* and *Terminal City* had won 2006 Banff World Television Festival Awards.
- On July 13, 2006 Corus and Astral Media announced that they had reached an agreement to purchase the remaining 20% of TELETOON network from Cookie Jar Entertainment. The deal, subject to Canadian Radio-television and Telecommunications Commission ("CRTC") review, will give both Corus and Astral a 50% ownership in the network. The purchase price for Cookie Jar's 20% stake is approximately $96.0 million.
- On July 25, 2006 Corus Custom Networks announced that it had reformatted its TV Listings enabling broadcasters to use broadcast-ready ads.
- On August 28, 2006 Corus' programming and original properties garnered 61 Gemini nominations. Highlights include 31 nominations for Movie Central programs and nominations for Nelvana's *Jane and the Dragon* and *Miss Spider's Sunny Patch Friends*.

- As at August 31, 2006 the Company had purchased an additional 257,900 Class B Non-Voting Shares for cancellation under its Normal Course Issuer Bid at an average price of $36.40 per share. In total the Company has acquired 1,034,700 shares under this bid.
- The CRTC renewed the following Corus licenses: YTV Canada Inc. to August 31, 2013 (increasing the Canadian Program Expense condition from 35% of annual gross revenues to a new level of 40%); Corus specialty and pay services (The Documentary Channel, SCREAM, Discovery Kids, CMT, W Network, Encore Avenue, and Movie Central) on an administrative basis to August 31, 2009 on the same license conditions; and a variety of radio station licenses (renewed or set down for public hearing.)

Significant Events Subsequent to the Quarter

- On September 9, 2006 YTV launched its new Saturday morning programming block CRUNCH. The comedy-driven animated programming block took over the 7 a.m. to noon programming slot, with popular series including: *Captain Flamingo, SpongeBob SquarePants, The Fairly OddParents* and *Danny Phantom*, as well as the new and soon-to-be audience favourites *Viva Piñata, The Far Out Adventures of Team Galaxy* and *Shuriken School.*
- On September 9, 2006 Qubo, the new U.S. market multi-platform television network for kids launched. A partnership between Corus Entertainment, ION Media, NBC Universal, Scholastic and Classic Media/Big Idea, the venture launched with a block on NBC, Telemondo and iNetwork. Future Qubo multi-platform offerings will include a dedicated 24/7 digital television kids network that will launch across ION Media Networks' nationwide television station group and a branded website.
- On September 12, 2006 the Company announced a new organizational structure for its Television and Content divisions. The Television division now focuses on two strategic portfolios – a Kids portfolio and a Lifestyle, Drama and Movies portfolio. The changes included integrating Nelvana Studios into the Television division, closing the Movie Central operation in Edmonton, and creating Nelvana Enterprises, a separate business unit that will focus on leveraging Corus' intellectual property internationally.
- On September 28, 2006 the Company held its annual Investor Day. The Company confirmed that it will achieve its consolidated free cash flows target and its segment profit guidance for the fiscal year 2006. The Company also provided fiscal 2007 financial guidance targets of free cash flow of between $85 to $100 million and a consolidated segment profit range of $230 to $240 million.
- On September 28, 2006 the Company announced plans to develop a network of massive multiplayer online games ("MMOGs") in partnership with Québec-based Frima Studio Inc. Unparalleled in the marketplace, this immersive online game initiative for kids, code-named Constellation, is set to launch later this year on YTV.com.
- On October 2, 2006 the Company announced that it has reached an agreement to buy Winnipeg radio station CJZZ 99.1 Cool FM and Kitchener radio station CKBT 91.5 The Beat from CanWest MediaWorks. The transaction is subject to approval by the CRTC and the acquisition price for the two stations is approximately $15.0 million.
- Telelatino Network Inc. received CRTC approval for new category 2 specialty services to be known as Music Television Espanol, Spanish Sports TV 1, Spanish Entertainment TV, Spanish Sports TV 2, Spanish Entertainment TV, and Italian Entertainment TV.

Management's Discussion and Analysis

Management's Discussion and Analysis of the financial position and results of operations for the twelve month period ended August 31, 2006 is prepared at September 30, 2006. The following should be read in conjunction with Management's Discussion and Analysis, consolidated financial statements and the notes thereto included in our August 31, 2005 Annual Report and the consolidated financial statements and notes of the current quarter. The financial highlights included in the discussion of the segmented results are derived from the unaudited consolidated financial statements. All amounts are stated in Canadian dollars unless specified otherwise.

Cautionary statement regarding forward-looking statements

To the extent any statements made in this report contain information that is not historical; these statements are forward-looking statements within the meaning of applicable securities laws. These forward-looking statements related to, among other things, our objectives, goals, strategies, intentions, plans, estimates and outlook and can generally be identified by the use of the words such as "believe", "anticipate", "expect", "intend", "plan", "will", "may" and other similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. Although Corus believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties and undue reliance should not be placed on such statements. Certain material factors or assumptions are applied in making forward-looking statements and actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially from these expectations include, among other things: our ability to attract and retain advertising revenues; audience acceptance of our television programs and cable networks; our ability to recoup production costs, the availability of tax credits and the existence of co-production treaties; our ability to compete in any of the industries in which we do business; the opportunities (or lack thereof) that may be presented to and pursued by us; conditions in the entertainment, information and communications industries and technological developments therein; changes in laws or regulations or the interpretation or application of those laws and regulations; our ability to integrate and realize anticipated benefits from our acquisitions and to effectively manage our growth; our ability to successfully defend ourselves against litigation matters arising out of the ordinary course of business; and changes in accounting standards. Additional information about these factors and about the material assumptions underlying such forward-looking statements may be found in our Annual Information Form. Corus cautions that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to Corus, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Unless otherwise required by applicable securities laws, we disclaim any intention or obligation to publicly update or revise any forward-looking statements whether as a result of new information, events or circumstances that arises after the date thereof or otherwise.

Overview of Consolidated Results

The fourth quarter was highlighted by strong revenue growth from Television and another quarter of positive segment profit contribution from Content. Radio results were flat compared to the prior year, reflecting disappointing results in the Québec market. The year-to-date results are impacted by a pre-tax $132.0 million debt refinancing loss resulting from the purchase and cancellation of its Senior Subordinated Notes ("Notes") and the termination of the associated cross-currency agreements. These transactions resulted in an after-tax loss of $1.95 per share in the second quarter and year to date.

Financial Results

Revenues

Revenues for the fourth quarter were $185.0 million, an increase of 6% over $175.3 million last year. Radio and Television experienced increases of 2% and 13% respectively. For the year, revenues of $726.3 million represented a 6% increase over $683.1 million last year. Radio and Television experienced increases of 6% and 11% respectively. Content decreased by 4% for the fourth quarter and 12% for the year. Please refer to the discussion of segmented results for additional analysis of revenues.

Direct cost of sales, general and administrative expenses

Direct cost of sales, general and administrative expenses for the fourth quarter were $140.5 million, up 6% from $132.7 million in the prior year. For the year, expenses were $512.2 million, up 5% from the prior year. Expense increases in Television were a result of higher revenues, while increases in Radio were a result of the integration of the new stations in Québec. Expenses at Content decreased as a result of lower revenues, while Corporate expenses increased as a result of stock-based compensation and costs incurred in the process of improving internal controls. Please refer to the discussion of segmented results for additional analysis of expenses.

Depreciation

Depreciation expense for the fourth quarter was $5.6 million, a decrease of $0.3 million from last year, while for the twelve-month period depreciation of $21.3 million represented a $2.4 million decrease from the prior year. This decrease reflects a lower capital cost base, particularly in the Television division, and continues a trend reflecting lower capital expenditures in that division in recent years.

Amortization

Amortization expense for the fourth quarter was $0.6 million, down from $1.1 million last year, while for the year amortization of $2.9 million represented a decrease of $1.7 million from last year. The decrease is a result of certain deferred start-up and reformatting costs becoming fully amortized, as well as the write-off in the second quarter of deferred financing costs associated with the Notes. The write-off of these costs has been recorded as a component of the debt restructuring loss. The remaining deferred start-up costs of $0.4 million will be fully amortized over the next several quarters, while $5.3 million in deferred financing charges relating to the new bank facility is being amortized over the remaining life of the facility.

Interest on long-term debt

Interest expense for the fourth quarter was $8.5 million, down from $14.3 million last year, while for the year interest expense was $43.1 million, representing a decrease of $12.5 million from $55.6 million last year. The Company refinanced its debt at the end of January 2006, with the result that the Notes, which paid interest at an effective rate of 9.33%, were replaced with bank debt paying interest on a floating rate plus a margin. Interest rate swap agreements fix the interest rate at 4.13% plus a margin on $400.0 million of the bank debt for the full term of the facility. The effective interest rate for the fourth quarter was 5.3% on bank debt, compared to 9.4%, primarily on the Notes, in the prior year.

Debt restructuring loss

In the second quarter of fiscal 2006, the Company purchased and cancelled U.S. $373.6 million of its Notes. Concurrently, the cross-currency agreements which fixed the exchange rate on the principal and interest on the Notes were effectively terminated. In order to fund the purchase of the Notes, the Company amended its credit facility with a syndicate of banks. These transactions resulted in the Company recording a pre-tax debt restructuring loss of $132.0 million in the second quarter. The components of this loss include mark-to-market payments on the cross-currency agreement terminations, consent and tender premiums, the non-cash write-off of deferred financing charges related to the Notes, and other fees. The after-tax impact of these transactions on the fiscal year was approximately $1.95 per share.

Other expense (income), net

Other expense for the fourth quarter was $8.3 million, compared to $5.3 million in the prior year, while for the year other expense of $11.7 million represented a decrease of $17.2 from income of $5.5 million in the prior year. The current year includes restructuring charges of $4.2 million incurred in the Radio segment in the third quarter and $6.7 million incurred in the Content segment in the fourth quarter. The prior year included foreign exchange and derivative gains of $3.3 million and $4.4 million, respectively. The financial instruments which gave rise to these gains were terminated in fiscal 2005 so there is no corresponding impact in fiscal 2006. In addition, the prior year includes a realized contingent consideration gain of $4.1 million, a broadcast license impairment of $4.1 million and the retroactive portion of a performing rights tariff increase in the amount of $3.8 million.

Income taxes

Income tax recovery for the fourth quarter was $25.9 million on income before taxes of $21.6 million, and for the year was $36.0 million on income before taxes of $3.2 million. The fourth quarter was impacted by a change in the long-term future tax rate and other items that reduced the income tax expense by approximately $37.0 million as described in note 8 to the unaudited consolidated financial statements. Excluding these items, the effective tax rate for the fourth quarter was 51.4%, compared with the Company's 35.2% statutory rate. This difference is due to the impact of the fourth quarter long-term future tax rate change on the tax asset recorded in the second quarter in connection with the debt refinancing loss.

Net income

Net income for the fourth quarter was $46.6 million, compared to $9.7 million last year, while for the year net income of $35.5 million represented a decrease of $35.6 million from the prior year. Earnings per share for the fourth quarter were $1.11 basic and $1.09 diluted, compared with earnings per share of $0.23 basic and $0.22 diluted last year. For the year, earnings per share were $0.84 per share basic and $0.82 diluted, compared to basic and diluted earnings per share of $1.66 and $1.65 respectively. The after-tax impact of the debt refinancing transaction in the second quarter of fiscal 2006 was a loss of approximately $1.95 per share.

Radio

The Radio division comprises 51 radio stations situated primarily in nine of the ten largest Canadian markets by population and in the densely populated area of southern Ontario. Corus is Canada's leading radio operator in terms of revenues and audience reach.

Financial Highlights

(thousands of Canadian dollars)	Three months ended August 31,		Twelve months ended August 31,	
	2006	2005	**2006**	2005
Revenues	**66,287**	65,270	**268,367**	252,685
Direct cost of sales, general and administrative expenses	**50,443**	49,487	**200,015**	183,680
Segment profit	**15,844**	15,783	**68,352**	69,005

The quarter and year-to-date results of fiscal 2006 reflect the impact of acquisitions and disposals that occurred in both fiscals 2006 and 2005. A reconciliation of Radio same station results is provided on page 15.

Revenues for the fourth quarter were $66.3 million, up 2% from the corresponding period last year. For the year, revenues of $268.4 million were up 6% from a year ago. On a same station basis revenues were up 4% and 6% over the prior year for the quarter and year, respectively. Revenue growth for the quarter was experienced in Western Canada and Ontario, with Vancouver and Calgary contributing above market average growth in the quarter, as indicated by the Trans-Canada Radio Advertising by Market ("TRAM") Report for the three months ended August 31, 2006. Local airtime sales for the fourth quarter decreased over the prior year by 4%, while national airtime sales increased by 11% in the quarter. For the full year, both local and national airtime sales increased by 5%, while interactive and other revenues also increased. On a same station basis, local airtime sales increased by 4% while national airtime sales increased by 5% in the quarter. Although fiscal 2006 was a challenging year in major markets like Toronto and Montreal, where Corus' growth did not keep pace with the market average growth, Corus Radio believes that its assets continue to be competitively positioned to take advantage of the strong ad market.

Direct cost of sales, general and administrative expenses for the fourth quarter were $50.4 million, up 2% from the corresponding period last year. For the year, expenses of $200.0 million were up 9% over the prior year. On a same station basis expenses were up 4% and 5% over the prior year for the three- and twelve-month periods respectively. This same station expense growth is attributed to increased investments in new media and programming content, principally related to professional hockey which was unavailable last year and contributed approximately $2.6 million in costs to the current year. During the year Corus Radio incurred $4.2 million in expenses related to restructuring costs primarily in Western Canada. These costs are reflected in *Other expense (income), net*. Expenses related to the integration of the recently acquired Québec stations are higher than managements' expectations and this combined with lower than anticipated revenue growth has had a negative impact on results for the quarter and year to date.

Segment profit for the fourth quarter was $15.8 million, unchanged from last year, while for the year segment profit of $68.4 million represented a 1% decrease from the prior year. On a same station basis, segment profit increased by 4% and 7% over the prior year for the three- and twelve-month periods respectively.

Television

The Television division comprises the following: specialty television networks YTV, W Network, Treehouse TV, Corus' 80% interest in Country Music Television Limited ("CMT"), a 50.5% interest in Telelatino, a 40% interest in TELETOON and a 20% interest in Food Network; Corus' premium television services Movie Central and Encore Avenue; interests in three digital television channels: SCREAM, Discovery Kids Canada and The Documentary Channel; Corus Custom Networks, a cable advertising service; three local television stations; and Max Trax, a residential digital music service.

Financial Highlights

(thousands of Canadian dollars)	Three months ended August 31,		Twelve months ended August 31,	
	2006	2005	**2006**	2005
Revenues	**94,650**	83,449	**393,349**	354,201
Direct cost of sales, general and administrative expenses	**60,509**	52,693	**229,109**	213,419
Segment profit	**34,141**	30,756	**164,240**	140,782

Revenues for the fourth quarter were $94.7 million, up 13% from the corresponding period last year. Revenues of $393.3 million for the year represented an 11% growth over the prior year. Revenue growth was driven by advertising growth of 18% and 13% for the quarter and year, respectively, and subscriber growth of 12% and 10% for the quarter and year, respectively. Subscriber revenues for the quarter and year include retroactive fee adjustments of $2.3 million and $4.7 million, respectively. Excluding these items, subscriber revenue growth for both the quarter and year was 7%. The strong advertising results were driven by double–digit growth in YTV, CMT, W, TELETOON and Telelatino. In total, specialty advertising revenues grew 20% over the prior year's quarter. Specialty advertising growth for the year was 14%, while total revenues from local and other television properties grew by 5% over the prior year. Subscriber revenue growth was driven by Movie Central, which finished the year with 822,000 subscribers, up 10% from 748,000 at August 31, 2005. The Company attributes this increase to successful marketing campaigns surrounding high-profile HBO programming, including *Rome* and the sixth season of *The Sopranos,* which launched in March 2006. As expected, the rate of subscriber growth slowed in the fourth quarter as churn rates in the summer months are traditionally higher.

Direct cost of sales, general and administrative expenses were $60.5 million for the fourth quarter, up 15% from the prior year, and $229.1 million for the year, up 7% from the prior year. The increase was primarily due to higher programming costs, as amortization of program rights increased by 10% over the prior year. These costs fluctuate in proportion to changes in subscriber levels, as a result of program supply agreements, and Canadian content requirements based on the prior year's revenues, as a result of conditions of license. These increased costs were offset by effective cost containment in other general and administrative overhead, which increased by 2% over the prior year, due to higher marketing costs as well as bad debt expense incurred in the first quarter of this year.

Segment profit for the fourth quarter was $34.1 million, up 11% from the prior year, while segment profit of $164.2 million for the year represented a 17% increase over the prior year.

The Content division participates in the production and distribution of television programs and the sale and licensing of related products and rights.

Financial Highlights

(thousands of Canadian dollars)	Three months ended August 31,		Twelve months ended August 31,	
	2006	2005	**2006**	2005
Revenues	**26,769**	27,950	**72,125**	82,318
Direct cost of sales, general and administrative expenses	**24,132**	26,178	**66,572**	78,750
Segment profit	**2,637**	1,772	**5,553**	3,568

Revenues for the fourth quarter were $26.8 million, a decrease of 4% from the prior year. For the year, revenues of $72.1 million represented a 12% decrease from the prior year. During the fourth quarter and full year, Content delivered 47 and 107 completed episodes respectively, compared to 12 and 111 episodes in the prior year periods. The decrease in revenues from the prior year was due to the decline in *Beyblade* revenues towards the end of fiscal 2005. The *Beyblade* decline is not likely to reverse and merchandising revenues will not return to the levels of the past few fiscal years until new brands come on line. Included in Content's revenues for the quarter and year are intercompany revenues of $2.7 million and $7.1 million, respectively. These revenues are eliminated upon consolidation.

Direct cost of sales, general and administrative expenses for the fourth quarter were $24.1 million, down 8% from the prior year. For the year, expenses of $66.6 million represent a decrease of 15% from the prior year. The decrease reflects ongoing diligence in expense control, as well as lower film amortization and third-party participation costs that fluctuate in proportion to revenues. During the fourth quarter Content incurred $6.7 million in expenses related to the restructuring of the Toronto studio and the closure of foreign offices. These costs are reflected in *Other expense (income), net*.

Segment profit for the fourth quarter was $2.6 million, compared to $1.8 million last year. For the year segment profit was $5.6 million compared to $3.6 million in the prior year. The Content division continues to perform in line with the Company's current expectations of modest segment profit and neutral to positive free cash flow.

Corporate

The Corporate segment results represent the incremental cost of corporate overhead in excess of the amount allocated to the operating segments.

Financial Highlights

	Three months ended August 31,		Twelve months ended August 31,	
(thousands of Canadian dollars)	**2006**	2005	**2006**	2005
Stock-based compensation	**5,045**	2,178	**11,596**	6,766
Other general and administrative costs	**2,806**	3,794	**12,402**	11,845
General and administrative expenses	**7,851**	5,972	**23,998**	18,611

General and administrative expenses increased to $7.9 million in the fourth quarter from $6.0 million in the same period last year, and for the year increased to $24.0 million from $18.6 million last year.

Stock-based compensation includes the expenses related to the Company's Performance Share Units and the issuance of stock options. The increase in the quarter and full year expenses reflect the impact of Corus' higher average share price in fiscal 2006 compared to the same periods last year.

In the fourth quarter, the Company recorded the impact of a refund related to employee benefits. The increase in other general and administrative costs of $0.6 million for the year relate primarily to increased costs of information technology and costs associated with implementing the requirements of the Sarbanes-Oxley Act and new Canadian securities standards.

Quarterly Consolidated Financial Information

The following table sets forth certain unaudited data derived from the unaudited consolidated financial statements for each of the eight most recent quarters ended August 31, 2006. In management's opinion, these unaudited consolidated financial statements have been prepared on a basis consistent with the audited consolidated financial statements contained in the Company's Annual Report for the year ended August 31, 2005.

(thousands of Canadian dollars
except per share amounts)

	Revenues	Segment profit	Net income (loss)	Earnings (loss) per share Basic	Diluted
2006					
4th Qtr	184,979	44,515	46,642	$1.11	$1.09
3rd Qtr	181,562	57,702	23,154	0.55	0.54
2nd Qtr	164,388	42,151	(65,732)	(1.54)	(1.54)
1st Qtr	195,341	69,751	31,407	0.73	0.72
2005					
4th Qtr	175,279	42,571	9,662	$0.23	$0.22
3rd Qtr	171,890	52,351	19,430	0.45	0.45
2nd Qtr	155,300	38,024	12,945	0.30	0.30
1st Qtr	180,600	62,365	29,077	0.68	0.68

Seasonal Fluctuations

As discussed in Management's Discussion and Analysis for the year ended August 31, 2005, Corus' operating results are subject to seasonal fluctuations that can significantly impact quarter-to-quarter operating results. In particular, as the Company's broadcasting businesses are dependent on general advertising and retail cycles associated with consumer spending activity, the first quarter results tend to be the strongest and second quarter results tend to be the weakest in a fiscal year.

Significant items causing variations in quarterly results

- The fourth quarter of fiscal 2006 was impacted by a change in the long-term future tax rate and other items that reduced income tax expense by approximately $37.0 million.
- The second quarter of fiscal 2006 was impacted by the purchase and cancellation of the Company's Notes, as well as the termination of the cross-currency agreements associated with the Notes. The after-tax impact of these transactions was approximately $82.6 million or $1.95 per share.

Risks and Uncertainties

In fiscal 2006 a number of regulatory proceedings and decisions occurred which may have an impact on Corus. These include the granting of a pay television license by the Canadian Radio-television and Telecommunications Commission ("CRTC") to an entity allowing it to compete with our premium television services and the start-up of satellite radio. The CRTC is also conducting radio and television policy reviews that may impact Corus' regulated entities.

Except as noted above, there have been no material changes in any risks or uncertainties facing the Company since the year ended August 31, 2005.

Financial Position

Total assets at August 31, 2006 were $1.84 billion, compared to $1.93 billion at August 31, 2005. The following discussion describes the significant changes in the consolidated balance sheet since August 31, 2005.

Current assets decreased by $91.4 million. Cash and cash equivalents decreased by $94.5 million. This decrease is the result of financing activities related to the purchase of the Notes and the termination of the associated cross-currency agreements as well as the purchase of the Company's shares through the Normal Course Issuer Bid. Accounts receivable decreased by $12.4 million. This decrease is primarily in the Content division, from receipts related to significant revenues recorded at the end of fiscal 2005.

Non-current assets increased by $5.3 million. Investments and other assets decreased by $7.2 million, as the Company divested itself of an interest in a privately owned Canadian media company. Property, plant and equipment increased by $2.4 million as capital expenditures of $23.6 million were offset by depreciation of $21.3 million. The property, plant and equipment balance had declined through the first three quarters of fiscal 2006, as the significant investments from fiscals 2001 and 2002 were depreciated, however capital expenditures in the fourth quarter were higher than in the first three quarters as the Company invests in consolidating its Montreal Radio facilities. Program and film rights (current and non-current) increased by $35.7 million, as accruals for acquired rights of $159.3 million were offset by amortization of $124.3 million. Program rights increased due to the renewal of multi-year output arrangements, summer license term start dates for some of the key fall launch programming, and increases in condition of license requirements due to revenue growth. Film investments increased by $2.4 million as net film spending of $44.4 million was offset by film amortization and accruals for tax credits. This increase is primarily in projects in development and process for series that will be delivered in future periods. Deferred charges decreased by $9.9 million due to amortization and the write-off of deferred financing charges as a result of the refinancing transactions in the second quarter. This was offset by the addition of new deferred financing charges related to the new bank facility. Broadcast licenses decreased by $3.8 million and goodwill decreased by $4.1 million as a result of the sale of two radio stations in the first quarter.

Current liabilities increased by $5.7 million. Accounts payable and accrued liabilities increased by $4.1 million and income taxes payable increased by $1.5 million. Accounts payable and accrued liabilities related to working capital decreased by $25.8 million, due to the change in timing of the payment of interest on long-term debt, while non-working capital accruals for program rights and film investments increased by $20.9 million, as the Company grows its program rights assets. In addition, the Company accrued $9.0 million for dividends to be paid in the first quarter of fiscal 2007.

Non-current liabilities decreased by $79.1 million. Long-term debt increased by $151.2 million, resulting from the refinancing transaction in the second quarter. The Company paid $436.0 million to purchase its Notes, and has drawn down $595.8 million on its new bank facility. This bank facility combined with an existing cash balance was used to finance the purchase of the Notes and terminate the associated cross-currency agreements. Deferred credits decreased by $167.1 million as a result of the termination of the cross-currency agreements associated with the Notes and the payment of public benefit liabilities. Net future tax liability (including current future tax asset) decreased by $75.3 million primarily as a result of the tax impact of the refinancing transaction in the second quarter and changes in long-term rates and other items in the fourth quarter.

Share capital decreased by $15.3 million as a result of the repurchase and cancellation of shares with a book value of $21.7 million under the Company's recently implemented issuer bid. This was offset by the receipt of $6.0 million on the exercise of employee stock options, in response to a recent increase in the Company's share price. Contributed surplus increased by $3.3 million as a result of expensing stock-based compensation for the year. Cumulative translation adjustment increased by $1.5 million due to the effect of the strengthening Canadian dollar on the translation of the net assets of self-sustaining foreign operations.

Liquidity and Capital Resources

Cash flows

Overall, the Company's cash and cash equivalents position has decreased by $94.5 million in fiscal 2006, compared to an increase of $42.9 million in the prior year. This is due to the refinancing of the Company's debt in the second quarter and the repurchase of shares through a Normal Course Issuer Bid. Free cash flow for the year was $93.8 million compared to $80.8 million in the prior year.

Cash provided by operating activities in fiscal 2006 is $111.0 million, compared to $102.4 million last year. This increase is primarily due to cash provided by an $18.8 million increase in segment profit; an increase of $19.1 million in non-cash add-backs for stock-based compensation and amortization of program and film rights; and an $8.8 million decrease in net additions to film assets; offset by an increased investment in non-cash working capital of $12.8 million and higher payments for program rights of $12.4 million.

Cash used in investing activities in fiscal 2006 is $17.2 million, compared to $21.6 million last year. The current year includes $10.6 million in proceeds from the sale of certain radio and other assets, and $5.4 million from the disposal of investments, while capital expenditures are ahead of the prior year. The increased capital expenditures relate to the consolidation of the Montréal radio facilities.

Cash used in financing activities in fiscal 2006 is $188.2 million compared to $37.9 million last year. In the second quarter of fiscal 2006, the Company purchased and cancelled its Notes, terminated the cross-currency agreement associated with the Notes, and amended its credit facility. The Company financed this transaction through a drawdown of the amended credit facility. Through the third and fourth quarters of fiscal 2006, the Company continued to purchase outstanding Notes, and repaid a portion of its revolving credit facility. In the fourth quarter, the Company continued purchasing its own shares under an issuer bid that began in the second quarter of fiscal 2006. To the end of the fourth quarter, 1,034,700 shares had been purchased for cash consideration of $36.8 million.

Liquidity

As at August 31, 2006, the Company has available $200.0 million under a revolving term credit facility that matures on January 24, 2011. Interest rates on the Company's facilities fluctuate with Canadian bankers' acceptances and LIBOR.

As at August 31, 2006, the Company had a cash balance of $43.6 million and a working capital balance of $88.3 million. Management believes that cash flow from operations and existing credit facilities will provide the Company with sufficient financial resources to fund its operations for the next 12 months.

Net debt and adjusted net debt

At August 31, 2006, net debt was $552.7 million, up from $307.1 million at August 31, 2005. Adjusted net debt at August 31, 2006 was $552.7 million, up from $465.9 million at August 31, 2005. This increase in net debt is a result of the cash flows incurred to buy back the Notes and terminate the associated cross-currency agreements. Adjusted net debt to segment profit at August 31, 2006 was 2.6 times, up from 2.4 times at August 31, 2005. This ratio remains below management's stated guidance range of 3.0 to 3.5 times.

Off-balance sheet arrangements and derivative financial instruments

During the second quarter of fiscal 2006 the Company entered into Canadian interest rate swap agreements to fix the interest rate on its outstanding bank loans. The estimated fair value of these agreements at August 31, 2006 is $1.3 million. No asset has been included in the consolidated balance sheet.

As at August 31, 2005, the consolidated balance sheet included a liability of $158.8 million related to a cross-currency agreement. Corus terminated this agreement in the second quarter of fiscal 2006 as part of the refinancing of its debt. The fair value of the liability at the date of its termination was included in the debt refinancing loss recorded in the second quarter of fiscal 2006.

Outstanding Share Data

As at September 30, 2006, 1,723,929 Class A Voting Shares and 40,339,436 Class B Non-Voting Shares were issued and outstanding.

Key Performance Indicators

The Company measures the success of its strategies using a number of key performance indicators. With the exception of radio same station segment results, these have been outlined in the Management's Discussion and Analysis contained in the Annual Report for the year ended August 31, 2005, including a discussion as to their relevance, definitions, calculation methods and underlying assumptions. Certain key performance indicators are not measurements in accordance with Canadian or U.S. generally accepted accounting principles ("GAAP") and should not be considered as an alternative to net income or any other measure of performance under Canadian or U.S. GAAP.

The following tables reconcile those key performance indicators that are not in accordance with GAAP measures:

Free cash flow

(thousands of Canadian dollars)	Three months ended August 31, 2006	2005	Twelve months ended August 31, 2006	2005
Cash provided by (used in):				
Operating activities	44,903	41,346	111,018	102,416
Investing activities	(15,081)	(11,476)	(17,249)	(21,623)
Free cash flow	29,822	29,870	93,769	80,793

Net debt and adjusted net debt

(thousands of Canadian dollars)	As at August 31, 2006	As at August 31, 2005
Long-term debt	596,362	445,162
Cash and cash equivalents	(43,636)	(138,086)
Net debt	552,726	307,076
Unrealized cumulative foreign exchange gains	—	158,838
Adjusted net debt	552,726	465,914

Adjusted net debt to segment profit

(thousands of Canadian dollars except ratios)	As at August 31, 2006	As at August 31, 2005
Adjusted net debt [numerator]	552,726	465,914
Segment profit [1] [denominator]	214,119	195,311
Adjusted net debt to segment profit	2.6	2.4

(1) Reflects aggregate amounts for the most recent four quarters, as detailed in the table in the "Quarterly Consolidated Financial Information" section of Management's Discussion and Analysis.

Radio same station segment results

Radio same station segment results represent the revenues and segment profit for the 43 radio stations whose results are included in the first three quarters of fiscals 2006 and 2005 and the 51 radio stations whose results are included in the fourth quarter of fiscals 2006 and 2005. With the acquisition and sale of certain stations over the past several quarters, the radio same station segment results metric has been included in this Managements' Discussion and Analysis to enhance the Company's disclosure.

(thousands of Canadian dollars)	Three months ended August 31,		Twelve months ended August 31,	
	2006	2005	**2006**	2005
Total Radio revenues	**66,287**	65,270	**268,367**	252,685
Adjustment for stations not in both fiscal periods	—	(1,374)	**(12,664)**	(10,397)
Radio same station revenues	**66,287**	63,896	**255,703**	242,288
Total Radio direct cost of sales, general and administrative expenses	**50,443**	49,487	**200,015**	183,680
Adjustment for stations not in both fiscal periods	—	(883)	**(15,182)**	(7,516)
Radio same station direct cost of sales, general and administrative expenses	**50,443**	48,604	**184,833**	176,164
Total Radio segment profit	**15,844**	15,783	**68,352**	69,005
Adjustment for stations not in both fiscal periods	—	(491)	**2,518**	(2,881)
Radio same station segment profit	**15,844**	15,292	**70,870**	66,124

CORUS ENTERTAINMENT INC.
CONSOLIDATED BALANCE SHEETS

[unaudited] (in thousands of Canadian dollars)	As at August 31, 2006	As at August 31, 2005
ASSETS		
Current		
Cash and cash equivalents	**43,636**	138,086
Accounts receivable	**142,934**	155,343
Prepaid expenses and other	**7,332**	10,948
Program and film rights	**104,723**	93,725
Future tax asset	**14,535**	6,498
Total current assets	**313,160**	404,600
Tax credits receivable	**13,226**	12,292
Investments and other assets	**29,642**	36,886
Property, plant and equipment, net	**78,417**	76,041
Program and film rights	**79,380**	54,715
Film investments *[note 2]*	**60,779**	58,417
Deferred charges	**5,655**	15,560
Broadcast licenses *[note 3]*	**505,212**	509,052
Goodwill *[note 3]*	**756,738**	760,801
	1,842,209	1,928,364
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Accounts payable and accrued liabilities *[note 4]*	**176,384**	172,236
Income taxes payable	**4,583**	3,049
Total current liabilities	**180,967**	175,285
Long-term debt *[note 5]*	**596,362**	445,162
Deferred credits *[note 6]*	**28,691**	195,789
Future tax liability	**80,447**	147,744
Other long-term liabilities	**26,865**	22,895
Non-controlling interest	**11,379**	11,227
Total liabilities	**924,711**	998,102
SHAREHOLDERS' EQUITY		
Share capital *[note 7]*	**870,563**	885,911
Contributed surplus	**6,878**	3,558
Retained earnings	**51,585**	50,802
Cumulative translation adjustment *[note 13]*	**(11,528)**	(10,009)
Total shareholders' equity	**917,498**	930,262
	1,842,209	1,928,364

See accompanying notes

On behalf of the Board,

John M. Cassaday   Heather A. Shaw
President and Chief Executive Officer   Executive Chair
October 26, 2006

CORUS ENTERTAINMENT INC.
CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND RETAINED EARNINGS

[unaudited] (in thousands of Canadian dollars except per share amounts)	Three months ended August 31,		Twelve months ended August 31,	
	2006	2005	**2006**	2005
Revenues	**184,979**	175,279	**726,270**	683,069
Direct cost of sales, general and administrative expenses	**140,464**	132,708	**512,151**	487,758
Depreciation	**5,569**	5,882	**21,302**	23,710
Amortization	**566**	1,129	**2,872**	4,577
Interest on long-term debt	**8,524**	14,285	**43,105**	55,561
Debt refinancing loss *[note 5]*	**—**	—	**131,951**	—
Other expense (income), net *[note 4]*	**8,274**	5,295	**11,667**	(5,494)
Income before income taxes and non-controlling interest	**21,582**	15,980	**3,222**	116,957
Income tax expense (recovery) *[note 8]*	**(25,933)**	5,749	**(36,005)**	42,810
Non-controlling interest	**873**	569	**3,756**	3,033
Net income for the period	**46,642**	9,662	**35,471**	71,114
Retained earnings (deficit), beginning of period	**17,945**	43,270	**50,802**	(17,122)
Dividends	**(9,020)**	(2,130)	**(19,586)**	(3,190)
Share repurchase excess *[note 7]*	**(3,982)**	—	**(15,102)**	—
Retained earnings, end of period	**51,585**	50,802	**51,585**	50,802
Earnings per share *[note 11]*				
Basic	**$1.11**	$0.23	**$0.84**	$1.66
Diluted	**1.09**	0.22	**0.82**	1.65
Weighted average number of shares outstanding [in thousands]				
Basic	**41,961**	42,793	**42,461**	42,761
Diluted	**42,901**	43,412	**43,247**	43,095

See accompanying notes

CORUS ENTERTAINMENT INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

[unaudited]	Three months ended August 31,		Twelve months ended August 31,	
(in thousands of Canadian dollars)	**2006**	2005	**2006**	2005
OPERATING ACTIVITIES				
Net income for the period	**46,642**	9,662	**35,471**	71,114
Add (deduct) non-cash items:				
Depreciation	**5,569**	5,882	**21,302**	23,710
Amortization of program and film rights	**32,304**	26,776	**124,327**	110,630
Amortization of film investments	**17,436**	19,165	**39,450**	43,693
Other amortization	**566**	1,129	**2,872**	4,577
Future income taxes	**(33,360)**	(1,787)	**(74,232)**	8,601
Non-controlling interest	**873**	569	**3,756**	3,033
Foreign exchange losses (gains)	**1**	—	**(355)**	(2,747)
Stock-based compensation	**5,586**	2,178	**12,137**	6,766
Unrealized derivative gains	—	—	—	(3,278)
Broadcast license impairment	—	4,108	—	4,108
Debt refinancing loss	—	—	**131,951**	—
Other	**476**	2,014	**3,433**	1,769
Net change in non-cash working capital balances related to operations	**10,086**	18,498	**(9,898)**	2,235
Payment of program and film rights	**(31,616)**	(36,580)	**(134,751)**	(122,368)
Net additions to film investments	**(9,660)**	(10,268)	**(44,445)**	(49,427)
Cash provided by operating activities	**44,903**	41,346	**111,018**	102,416
INVESTING ACTIVITIES				
Additions to property, plant and equipment	**(8,950)**	(8,441)	**(23,598)**	(19,217)
Decrease (increase) in investments, net	**(2,702)**	1,571	**5,374**	665
Decrease in public benefits associated with acquisitions	**(3,429)**	(4,606)	**(9,594)**	(9,893)
Proceeds from sale of assets	—	—	**10,569**	6,822
Cash used in investing activities	**(15,081)**	(11,476)	**(17,249)**	(21,623)
FINANCING ACTIVITIES				
Increase (decrease) in bank loans	**(30,093)**	—	**592,687**	(34,017)
Notes repurchase and swap termination	**(88)**	—	**(727,829)**	—
Additions to deferred financing charges	**-**	—	**(6,000)**	(832)
Decrease in other long-term liabilities	**(165)**	(191)	**(648)**	(820)
Issuance of shares under stock option plan	**1,945**	915	**5,981**	1,650
Shares repurchased	**(9,387)**	—	**(36,789)**	—
Dividends paid	**(4,195)**	(2,130)	**(10,547)**	(3,190)
Dividends paid to non-controlling interest	—	—	**(5,304)**	(937)
Other	—	—	**230**	208
Cash used in financing activities	**(41,983)**	(1,406)	**(188,219)**	(37,938)
Net increase (decrease) in cash and cash equivalents during period	**(12,161)**	28,464	**(94,450)**	42,855
Cash and cash equivalents, beginning of period	**55,797**	109,622	**138,086**	95,231
Cash and cash equivalents, end of period	**43,636**	138,086	**43,636**	138,086

See accompanying notes

(in thousands of Canadian dollars except share information)

1. BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

The interim consolidated financial statements include the accounts of Corus Entertainment Inc. and its subsidiaries ["Corus" or the "Company"]. The notes presented in these interim consolidated financial statements include only significant events and transactions occurring since the Company's last fiscal year and are not fully inclusive of all matters normally disclosed in the Company's annual audited financial statements. As a result, these interim consolidated financial statements should be read in conjunction with the Company's consolidated financial statements for the year ended August 31, 2005.

These interim consolidated financial statements follow the same accounting policies and methods of application as the fiscal 2005 annual consolidated financial statements.

Corus' operating results are subject to seasonal fluctuations that can significantly impact quarter-to-quarter operating results. Accordingly, one quarter's operating results are not necessarily indicative of a subsequent quarter's operating results. Each of the broadcasting businesses [Radio and Television] and the Content business has unique seasonal aspects.

For the broadcasting businesses, operating results are dependent on general advertising and retail cycles associated with consumer spending activity. Accordingly, operating results for the first quarter tend to be the strongest, reflecting pre-Christmas advertising activity, and for the second quarter tend to be the weakest, consistent with lower consumer spending in winter months.

For the Content business, operating results are dependent on the timing and number of television programs made available for delivery in the period, as well as the timing of merchandising royalties received, none of which can be predicted with certainty. Consequently, Content's operating results may fluctuate significantly from quarter to quarter. As well, cash flows may fluctuate and are not necessarily closely related to revenue recognition.

2. FILM INVESTMENTS

	As at August 31, 2006	As at August 31, 2005
Projects in development and in process, net of advances	**17,397**	15,876
Completed projects and distribution rights	**28,721**	28,796
Investments in third-party-produced film projects	**14,661**	13,745
	60,779	58,417

3. BROADCAST LICENSES AND GOODWILL

During the first quarter of fiscal 2006, the Company completed the sale of two radio stations for an aggregate purchase price of $9,115. There were reductions of $3,840 and $4,063 in broadcast licenses and goodwill, respectively, and an immaterial loss was recorded on these dispositions.

(in thousands of Canadian dollars except share information)

4. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

In fiscal 2006 the Company recorded restructuring expenses of $4,165 in the Radio segment and $6,728 in the Content segment related primarily to severance and other restructuring activities. These costs are included in *Other expense (income), net.* As at August 31, 2006, $4,861 of this provision remains unpaid. The Company anticipates that this provision will be substantially paid in fiscal 2007.

5. LONG-TERM DEBT

	As at August 31, 2006	As at August 31, 2005
Senior Subordinated Notes	**601**	445,162
Bank loans	**595,761**	—
	596,362	445,162

On March 7, 2002, Corus issued U.S.$375,000 aggregate principal amount of 8.75% Senior Subordinated Notes [the "Notes"] due in 2012 at a price of 99.186% of their aggregate principal amount. The Company entered into cross-currency agreements to fix the liability for interest and principal payments on the Notes. The agreements resulted in an effective interest rate of 9.33% on the Canadian dollar equivalent of the U.S. debt. The exchange rate applicable to the principal portion of the debt was fixed at Cdn.$1.6107, translating to approximately Cdn.$604,000.

On December 15, 2005, the Company commenced a cash tender offer and consent solicitation for its Notes. On January 23, 2006, the Company completed its tender offer for the Notes, and as a result U.S.$373,646 of the Notes were acquired by the Company and cancelled, leaving U.S.$1,354 outstanding. Concurrently, the cross-currency agreements were effectively terminated. As at August 31, 2006, U.S.$544 of the Notes remains outstanding.

In order to fund the purchase of the Notes, the Company's credit facility with a syndicate of banks was amended and its operating loan facility was terminated. The amendment resulted in an extension of the maturity of the credit facility to January 24, 2011. The amount committed is $800,000, of which $300,000 is available on a revolving basis [the "Revolving Facility"] and $500,000 on a non-revolving basis [the "Term Facility"], and is repayable at maturity. Funds are available to the Company in both Canadian and U.S. dollars and charge interest on a fluctuating basis plus a margin. Other terms of the amended credit facility are substantially similar to the prior credit facility. As at August 31, 2006, $100,000 of the Revolving Facility and all of the Term Facility were utilized in Canadian dollars.

Interest rates on the balance of the bank loans fluctuate with Canadian bankers' acceptances and LIBOR. The Company has entered into Canadian interest rate swap agreements to fix the interest rate at 4.13% plus a margin on $400,000 of the Term Facility for the full term of the facility.

These transactions resulted in the Company recording a $131,951 debt refinancing loss in the second quarter of fiscal 2006. The components of this loss include mark-to-market payments on the cross-currency agreement termination, consent and tender premiums, the write-off of deferred financing charges, and underwriting and other fees.

(in thousands of Canadian dollars except share information)

6. DEFERRED CREDITS

	As at August 31, 2006	As at August 31, 2005
Public benefits associated with acquisitions	**11,615**	21,209
Cross-currency agreements translated into Canadian dollars at the current rate [note 4]	—	158,838
Unearned revenue from distribution and licensing of film rights	**11,415**	12,320
Other	**5,661**	3,422
	28,691	195,789

7. SHARE CAPITAL

Authorized

The Company is authorized to issue, upon approval of holders of no less than two-third of the existing Class A shares, an unlimited number of Class A participating shares [“Class A Voting Shares”], as well as an unlimited number of Class B non-voting participating shares [“Class B Non-Voting Shares”], Class A Preferred Shares, and Class 1 and Class 2 preferred shares.

Issued and Outstanding

The changes in the Class A Voting and Class B Non-Voting Shares since August 31, 2005 are summarized as follows:

	Class A Voting Shares		**Class B Non-Voting Shares**		**Total**
	#	**$**	**#**	**$**	**$**
Balance, August 31, 2005	1,724,929	26,715	41,078,119	859,196	885,911
Conversion of Class A Voting Shares to Class B Non-Voting Shares	(1,000)	(15)	1,000	15	—
Issuance of shares under Stock Option Plan	—	—	237,110	6,109	6,109
Shares repurchased	—	—	(1,034,700)	(21,687)	(21,687)
Repayment of executive stock purchase loans	—	—	—	230	230
Balance, August 31, 2006	**1,723,929**	**26,700**	**40,281,529**	**843,863**	**870,563**

Stock Option Plan

Under the Company’s Stock Option Plan, the Company may grant options to purchase Class B Non-Voting Shares to eligible officers, directors and employees of or consultants to the Company. The maximum number of shares that can be reserved for issuance under the plan is 4,084,642. All options

(in thousands of Canadian dollars except share information)

granted are for terms not to exceed ten years from the grant date. The exercise price of each option equals the market price of the Company's stock on the date of the grant. Options vest 25% on each of the first, second, third and fourth anniversary dates of the date of grant.

During fiscal 2006, the Company granted 272,000 stock options with a weighted average exercise price of $32.39 per share and a term of seven and a half years. The weighted average fair value of the stock options granted in fiscal 2006 was $11.16 per option.

As at August 31, 2006, the Company has outstanding stock options for 3,429,642 Class B Non-Voting Shares, of which 2,652,945 are exercisable.

The fair value of each option granted was estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions:

	Fiscal 2006	Fiscal 2005
Expected life	**Five years**	Five years
Risk-free interest rate	**3.73%**	4.31%
Dividend yield	**0.31%**	0.21%
Volatility	**33.33%**	35.98%

The estimated fair value of the options is amortized to income over the option's vesting period on a straight-line basis. The Company has recorded stock-based compensation expense for the three- and twelve-month periods of $734 and $2,915, respectively (2005 - $559 and $2,271). This charge has been credited to contributed surplus.

For options granted to employees up to August 31, 2003, had compensation costs for the Company's Stock Option Plan been determined based on the fair value based method of accounting for stock-based compensation, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

	Three months ended **August 31,**		Twelve months ended **August 31,**	
	2006	2005	**2006**	2005
Net income	**46,642**	9,662	**35,471**	71,114
Pro forma net income	**46,459**	9,418	**34,284**	69,598
Pro forma basic earnings per share	**1.11**	0.22	**0.81**	1.63
Pro forma diluted earnings per share	**1.08**	0.22	**0.79**	1.62

Long-term Incentive Plan

In fiscal 2006, the Company implemented a new long-term incentive plan for senior management based on shareholder appreciation targets. The Company has recorded stock-based compensation expense for both the three- and twelve-month periods of $533 (2005 - nil). This charge has been credited to contributed surplus.

(in thousands of Canadian dollars except share information)

Normal Course Issuer Bid

On December 15, 2005, the Company announced its intention to make a normal course issuer bid for its Class B Non-Voting Shares through the facilities of the Toronto Stock Exchange. The Company intends to purchase for cancellation a maximum of 3,000,000 Class B Non-Voting Shares.

During the twelve months ended August 31, 2006, the Company repurchased and cancelled 1,034,700 Class B Non-Voting Shares for a total cash consideration of $36,789. This cash consideration exceeded the carrying value of the shares repurchased by $15,102, which amount was charged to retained earnings.

8. INCOME TAXES

Significant components of the income tax expense attributable to operations are as follows:

	2006	**2005**
Current tax expense	38,227	34,209
Future tax expense (recovery) relating to origination and reversal of temporary differences	(12,978)	2,559
Future tax expense (recovery) resulting from utilization (recognition) of losses	(24,552)	9,035
Future tax expense (recovery) resulting from tax rate changes	(11,835)	254
Future tax recovery resulting from the reversal of various future tax liabilities	(25,187)	—
Other	320	(3,247)
Income tax expense (recovery)	**(36,005)**	**42,810**

Included in income tax recovery for the fourth quarter and year is a change in long-term future tax rates resulting in a recovery of $11,835 and a recovery of $25,187 relating to future tax liabilities that are deemed in the current period to be no longer required as the result of various tax planning strategies.

9. BUSINESS SEGMENT INFORMATION

The Company’s business activities are conducted through three reportable operating segments:

Radio

The Radio segment comprises 51 radio stations, situated primarily in high-growth urban centres in Canada. Revenues are derived from advertising broadcast over these stations.

Corus Entertainment Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
August 31, 2006
(in thousands of Canadian dollars except share information)

Television

The Television segment includes interests in several specialty television networks, pay television, conventional television stations, a digital music service and cable advertising services. Revenues are generated from subscriber fees and advertising.

Content

The Content segment includes the production and distribution of television programs and the sale and licensing of related products. Revenues are generated from licensing of proprietary films and television programs, merchandise licensing and publishing.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. Management evaluates each business segment' performance based on revenues less direct cost of sales, general and administrative expenses. Transactions between reporting segments are recorded at fair value.

(a) Revenues and segment profit

Three months ended August 31, 2006

	Radio	Television	Content	Corporate	Eliminations	Consolidated
Revenue	66,287	94,650	26,769	—	(2,727)	184,979
Direct cost of sales, general and administrative expenses	50,443	60,509	24,132	7,851	(2,471)	140,464
Segment profit	15,844	34,141	2,637	(7,851)	(256)	44,515
Depreciation	1,734	1,938	977	920	—	5,569
Amortization	—	266	—	300	—	566
Interest on long-term debt	—	—	—	8,524	—	8,524
Other expense (income), net	70	544	6,769	891	—	8,274
Income (loss) before income taxes and non-controlling interest	14,040	31,393	(5,109)	(18,486)	(256)	21,582

Three months ended August 31, 2005

	Radio	Television	Content	Corporate	Eliminations	Consolidated
Revenue	65,270	83,449	27,950	—	(1,390)	175,279
Direct cost of sales, general and administrative expenses	49,487	52,693	26,178	5,972	(1,622)	132,708
Segment profit	15,783	30,756	1,772	(5,972)	232	42,571
Depreciation	1,825	2,307	838	912	—	5,882
Amortization	—	465	—	664	—	1,129
Interest on long-term debt	—	—	—	14,285	—	14,285
Other expense (income), net	7,882	40	(3,763)	1,136	—	5,295
Income (loss) before income taxes and non-controlling interest	6,076	27,944	4,697	(22,969)	232	15,980

(in thousands of Canadian dollars except share information)

Twelve months ended August 31, 2006

	Radio	Television	Content	Corporate	Eliminations	Consolidated
Revenue	268,367	393,349	72,125	—	(7,571)	726,270
Direct cost of sales, general and administrative expenses	200,015	229,109	66,572	23,998	(7,543)	512,151
Segment profit	68,352	164,240	5,553	(23,998)	(28)	214,119
Depreciation	6,899	7,427	3,215	3,761	—	21,302
Amortization	—	1,065	—	1,807	—	2,872
Interest on long-term debt	—	—	—	43,105	—	43,105
Debt restructuring loss	—	—	—	131,951	—	131,951
Other expense (income), net	4,000	901	6,468	298	—	11,667
Income (loss) before income taxes and non-controlling interest	57,453	154,847	(4,130)	(204,920)	(28)	3,222

Twelve months ended August 31, 2005

	Radio	Television	Content	Corporate	Eliminations	Consolidated
Revenue	252,685	354,201	82,318	—	(6,135)	683,069
Direct cost of sales, general and administrative expenses	183,680	213,419	78,750	18,611	(6,702)	487,758
Segment profit	69,005	140,782	3,568	(18,611)	567	195,311
Depreciation	6,979	9,060	3,926	3,745	—	23,710
Amortization	—	1,859	—	2,718	—	4,577
Interest on long-term debt	—	—	—	55,561	—	55,561
Other expense (income), net	7,982	312	(3,641)	(10,147)	—	(5,494)
Income (loss) before income taxes and non-controlling interest	54,044	129,551	3,283	(70,488)	567	116,957

The Corporate segment represents the incremental cost of corporate overhead in excess of the amount allocated to the other operating segments.

(b) Segment assets

	As at August 31, 2006	As at August 31, 2005
Radio	**706,007**	713,427
Television	**916,065**	878,323
Content	**127,999**	145,947
Corporate	**94,836**	191,963
Eliminations	**(2,698)**	(1,296)
	1,842,209	1,928,364

Assets are located primarily within Canada.

10. FINANCIAL INSTRUMENTS

Fair values

The fair values of long-term debt and derivative financial instruments have been determined as follows:

Long-term debt

The carrying value of the Company's bank loans approximates their fair value because interest charges under the terms of the bank loans are based on current Canadian bankers' acceptance and LIBOR rates.

Derivative financial instruments

The estimated fair values of these agreements are as follows:

	August 31, 2006		August 31, 2005	
	Carrying value	Estimated fair value	Carrying value	Estimated fair value
Cross-currency agreements	—	—	(158,838)	(242,005)
Interest rate swap agreements	—	1,325	—	—

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

11. EARNINGS PER SHARE

The following is a reconciliation of the numerator and denominators (in thousands) used for the computation of the basic and diluted earnings per share amounts:

	Three months ended August 31,		Twelve months ended August 31,	
	2006	2005	**2006**	2005
Net income for the period [numerator]	**46,642**	9,662	**35,471**	71,114
Weighted average number of shares outstanding [denominator]				
Weighted average number of shares outstanding – basic	**41,961**	42,793	**42,461**	42,761
Effect of dilutive securities	**940**	619	**786**	334
Weighted average number of shares outstanding – diluted	**42,901**	43,412	**43,247**	43,095

(in thousands of Canadian dollars except share information)

12. CONSOLIDATED STATEMENTS OF CASH FLOWS

Interest paid, interest received and income taxes paid and classified as operating activities are as follows:

	Three months ended **August 31,**		Twelve months ended **August 31,**	
	2006	2005	**2006**	2005
Interest paid	**8,360**	37	**61,025**	53,855
Interest received	**376**	1,085	**2,643**	2,995
Income taxes paid	**12,451**	6,904	**38,218**	36,279

13. FOREIGN EXCHANGE GAINS AND LOSSES

The Company has reflected certain gains and losses in its consolidated statements of income (loss) and retained earnings as a result of exposure to foreign currency exchange rate fluctuations. A portion of these gains and losses relates to operating activities while other portions are of a financing nature. Foreign exchange gains and losses are reflected in the consolidated financial statements as follows:

	Three months ended **August 31,**		Twelve months ended **August 31,**	
	2006	2005	**2006**	2005
Direct cost of sales, general and administrative expenses	**212**	(179)	**(511)**	(829)
Other income, net	**185**	815	**487**	(3,338)
Total foreign exchange loss (gains)	**397**	636	**(24)**	(4,167)

An analysis of the cumulative translation adjustment shown separately in shareholders' equity is as follows:

Balance, August 31, 2005	(10,009)
Effect of exchange rate fluctuation on translation of net assets of self-sustaining foreign operations	(1,519)
Balance, August 31, 2006	(11,528)

14. SUBSEQUENT EVENTS

On July 13, 2006 Corus and Astral Media announced that they had reached an agreement to purchase the remaining 20% of TELETOON network from Cookie Jar Entertainment. The deal, which received Canadian Radio-television and Telecommunications Commission ("CRTC") approval on August 28, 2006, will give both Corus and Astral Media a 50% ownership in the network. The purchase price for Cookie Jar Entertainment's 20% stake is approximately $96,000. The transaction was completed subsequent to the end of fiscal 2006.

On September 12, 2006 the Company announced a new organizational structure for its Television and Content divisions, including relocating the Movie Central operation from Edmonton to Toronto.

These changes will result in severance and other restructuring expenses of approximately $5,000 to be recorded in the first quarter of fiscal 2007.

On October 2, 2006 the Company announced that it has reached an agreement to buy two radio stations from CanWest MediaWorks. The transaction is subject to approval by the CRTC and the acquisition price for the two stations is approximately $15,000.

15. COMPARATIVE CONSOLIDATED FINANCIAL STATEMENTS

Certain comparative consolidated amounts have been reclassified from those previously presented to conform to the presentation of the fiscal 2006 consolidated financial statements.